UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                Gencorp Inc.
       ------------------------------------------------------------
                              (Name of Issuer)

                                Common Stock
                       (Title of Class of Securities)
                                 368682100
                               --------------
                               (CUSIP Number)

                       Sandell Asset Management Corp.
                            40 West 57th Street
                                 26th Floor
                             New York, NY 10019
                Attention : Michael Fischer, General Counsel
                                212-603-5700
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)


                               March 7, 2005
                               --------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

                                SCHEDULE 13D

CUSIP No   302051206

    1       NAME OF REPORTING PERSON

             Castlerigg Master Investments Ltd.

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A
            GROUP                                         (a) |X|   (b)  |_|

    3       SEC USE ONLY

    4       SOURCE OF FUNDS

            WC

    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                               |_|

    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                    British Virgin Islands

NUMBER OF    7        SOLE VOTING POWER

                            0
  SHARES
BENEFICIALLY 8        SHARED VOTING POWER

                            3,264,800
  OWNED
 BY EACH     9        SOLE DISPOSITIVE POWER

                            0
REPORTING
  PERSON    10        SHARED DISPOSITIVE POWER

                            3,264,800
   WITH

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    3,264,800

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                               |_|

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.0%

    14      TYPE OF REPORTING PERSON

            CO

    1       NAME OF REPORTING PERSON

             Sandell Asset Management Corp.

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A
            GROUP                                          (a) |X|   (b)  |_|

    3       SEC USE ONLY

    4       SOURCE OF FUNDS

            AF

    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                |_|

    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                    British Virgin Islands

NUMBER OF    7        SOLE VOTING POWER

                            0
  SHARES
BENEFICIALLY 8        SHARED VOTING POWER

                            3,264,800
  OWNED
 BY EACH     9        SOLE DISPOSITIVE POWER

                            0
REPORTING
  PERSON    10        SHARED DISPOSITIVE POWER

                            3,264,800
   WITH

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    3,264,800

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                |_|

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.0%

    14      TYPE OF REPORTING PERSON

            CO

    1       NAME OF REPORTING PERSON

             Castlerigg International Limited

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A
            GROUP                                          (a) |X|   (b)  |_|

    3       SEC USE ONLY

    4       SOURCE OF FUNDS

            AF

    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                |_|

    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                    British Virgin Islands

NUMBER OF    7        SOLE VOTING POWER

                            0
  SHARES
BENEFICIALLY 8        SHARED VOTING POWER

                            3,264,800
  OWNED
 BY EACH     9        SOLE DISPOSITIVE POWER

                            0
REPORTING
  PERSON    10        SHARED DISPOSITIVE POWER

                            3,264,800
   WITH

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    3,264,800

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                |_|

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.0%

    14      TYPE OF REPORTING PERSON

            CO

    1       NAME OF REPORTING PERSON

             Castlerigg International Holdings Limited

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A
            GROUP                                          (a) |X|   (b)  |_|

    3       SEC USE ONLY

    4       SOURCE OF FUNDS

            AF

    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                |_|

    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                    British Virgin Islands

NUMBER OF    7        SOLE VOTING POWER

                            0
  SHARES
BENEFICIALLY 8        SHARED VOTING POWER

                            3,264,800
  OWNED
 BY EACH     9        SOLE DISPOSITIVE POWER

                            0
REPORTING
  PERSON    10        SHARED DISPOSITIVE POWER

                            3,264,800
   WITH

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    3,264,800

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                |_|

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.0%

    14      TYPE OF REPORTING PERSON

            CO

    1       NAME OF REPORTING PERSON

             Thomas E. Sandell

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A
            GROUP                                          (a) |X|   (b)  |_|

    3       SEC USE ONLY

    4       SOURCE OF FUNDS

            AF

    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                |_|

    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                    Sweden

NUMBER OF    7        SOLE VOTING POWER

                            0
  SHARES
BENEFICIALLY 8        SHARED VOTING POWER

                            3,264,800
  OWNED
 BY EACH     9        SOLE DISPOSITIVE POWER

                            0
REPORTING
  PERSON    10        SHARED DISPOSITIVE POWER

                            3,264,800
   WITH

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    3,264,800

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                |_|

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.0%

    14      TYPE OF REPORTING PERSON

            IN

ITEM 1.   SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, par value $.01 per share, of Gencorp Inc., an Ohio corporation ("Gencorp").

The principal executive offices of Gencorp are located at:

                  Highway 50 and Aerojet Road
                  Rancho Cordova, California 95670

ITEM 2.   IDENTITY AND BACKGROUND

     (a). NAME

The names of the persons filing this statement on Schedule 13D are:
Castlerigg Master Investments Ltd., a British Virgin Islands Company ("Castlerigg Master Investments"), Sandell Asset Management Corp., a British Virgin Islands Company ("SAMC"), Castlerigg International Limited, a British Virgin Islands Company ("Castlerigg International"), Castlerigg International Holdings Limited, a British Virgin Islands company ("Castlerigg Holdings" and, collectively with Castlerigg Master Investments and Castlerigg International, the "Fund"), and Thomas E. Sandell, a citizen of Sweden ("Sandell") (together, the "Reporting Persons").

The shares of common stock and convertible notes beneficially owned by the Reporting Persons are owned directly by Castlerigg Master Investments. Castlerigg Holdings is the controlling shareholder of Castlerigg Master Investments and Castlerigg International is the controlling shareholder of Castlerigg Holdings.

SAMC is the Investment Manager of the Fund. The controlling shareholder of SAMC is Sandell.

     (b). RESIDENCE OR BUSINESS ADDRESS

The principal business address for each of Castlerigg Master Investments, Castlerigg International and Castlerigg Holdings is c/o Citco Fund Services (Curacao) N.V., Kaya Flamboyan 9, P.O. Box 812, Curacao, Netherlands Antilles.

The principal business address for each of SAMC and Sandell is 40 West 57th Street, 26th Floor, New York, New York, 10019.

     (c). PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED

The Fund is a private investment fund whose investment objective is to achieve superior investment returns, focusing primarily on a global, event-driven investment strategy, including global, event-driven risk arbitrage, reorganizations, mergers, spin-offs, liquidations and distressed securities and other situations.

Information regarding the directors, executive officers and/or control persons of Castlerigg Master Investments, Castlerigg International, Castlerigg Holdings, SAMC, and Sandell (collectively, the "Instruction C Persons") is set forth in Appendix IV attached hereto.

     (d), (e). CRIMINAL CONVICTIONS; CIVIL PROCEEDINGS

During the last five years, none of the Reporting Persons or the persons listed in Appendix III have: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

     (f). CITIZENSHIP

Castlerigg Master Investments, Castlerigg International, Castlerigg Holdings, and SAMC are British Virgin Islands companies.

Sandell is a citizen of Sweden.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Castlerigg Master Investments acquired 3,064,800 shares of the common stock of Gencorp (the "Shares") and $4,000,000 of Gencorp's 5 3/4% Convertible Subordinated Notes due 2007 (the "Convertible Notes") convertible into an additional 200,000 shares of the common stock of Gencorp (the "Notes", and together with the Shares, the "Securities"). The funds used to purchase the Securities were obtained from (and, if additional shares of Gencorp's common stock or convertible notes are purchased in the future, it is expected that such funds will also be obtained from) a combination of the general working capital of the investment entities managed by the Reporting Persons and margin account borrowings made in the ordinary course of business.

ITEM 4.   PURPOSE OF TRANSACTION

The purpose of the acquisition of the Shares is for investment purposes, and the acquisitions of the Shares were made in the ordinary course of business and were not made for the purpose of acquiring control of Gencorp.

Although none of the Reporting Persons has any specific plan or proposal to acquire or dispose of the Shares, consistent with its investment purpose, each Reporting Person at any time and from time to time may (i) acquire additional shares or convertible notes of Gencorp common stock, (ii) dispose of any or all of its Securities, or (iii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the Securities, depending upon an ongoing evaluation of the investment in the Securities, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.

On March 16, 2005, SAMC sent the letter annexed hereto to the Board of Directors of Gencorp to request, among other things, that Gencorp take favorable steps towards SAMC's corporate governance proposals set forth in the letter, which include, among other things, closing on the divestiture of the Fine Chemicals business in an expedited fashion, unlocking the value of certain real estate holdings located in the Sacramento area by separating out the assets in a tax efficient manner such as a spin-off, tracking stock, or via a real estate partnership, eliminating the classification of Gencorp's Board of Directors, requiring that all directors stand for election annually, terminating Gencorp's shareholder rights plan, eliminating supermajority voting requirements, waiving the Ohio anti-takeover statute Section 1704, allowing special meetings to be called by shareholders holding not less than 10% of the voting power of Gencorp's securities, allowing action by written consent of a majority of shareholders and inviting one or two representatives of Gencorp's shareholder base to join Gencorp's Board of Directors.

Consistent with the investment purpose and based upon the annexed letter, representatives of SAMC expect to engage in preliminary discussions with members of the board of directors of Gencorp, as well as with several shareholders of Gencorp, regarding Gencorp, including but not limited to its operations and board composition, and to engage in further communications with one or more shareholders of Gencorp, one or more officers of Gencorp, one or more members of the board of directors of Gencorp and/or one or more representatives of Gencorp on a variety of possible subjects regarding ways to increase shareholder value. Some of the suggestions SAMC has made and might make may affect control of Gencorp and/or may relate to any of the following: changes to the board of directors or management of Gencorp, the merger, acquisition or liquidation of Gencorp, the divestiture of certain assets of Gencorp, a change in the present capitalization or dividend policy of Gencorp or a change in Gencorp's charter or by-laws.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any specific plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a). The Reporting Persons as a group beneficially own 3,264,800 shares of Gencorp common stock. Such beneficial ownership is comprised of the ownership of 3,064,800 shares of Gencorp common stock and notes convertible into an additional 200,000 shares of Gencorp common stock. This comprises approximately 6.0% of the outstanding common stock of Gencorp. At current market prices, it would be uneconomical for any person to convert any of the Convertible Notes and substantially all of the Convertible Notes and not just those held by the Reporting Persons would be converted if it became economical to do so. Accordingly, the Reporting Persons believe that a more realistic percentage of their aggregate economic interest, which does not take into account the conversion of the Convertible Notes, would be 5.6%.

     (b). None of the Reporting Persons has sole power to vote or to direct the vote or sole power to dispose or to direct the disposition of the Shares.

Each of the Reporting Persons has shared power to vote and to direct the vote and shared power to dispose and to direct the disposition of 3,264,800 shares of Gencorp common stock.

     (c). A list of the transactions in Gencorp common stock that were effected by the Reporting Persons during the past sixty days is attached as Appendix I.

     (d). N/A

     (e). N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None, except for the arrangements described in Item 5 above and Appendix II hereto and as set forth herein. In order to execute certain hedging transactions, funds under the management of SAMC have entered into stock loan transactions with Prime dealer Services pursuant to which such funds have borrowed shares of the common stock of Gencorp. All of such borrowed shares of common stock have been sold by such funds as follows:

     o 80,000 shares were sold on January 20, 2005 at a per share price of $18.39; and

     o 2,000 shares were sold on March 3, 2005 at a per share price of $18.91.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as exhibits:

Appendix I: List of the transactions in GenCorp common stock that were effected by the Reporting Persons during the past sixty days.

Appendix II: Joint Filing Agreement.

Appendix III: Powers of Attorney.

Appendix IV: Instruction C Person Information.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  March 16, 2005         CASTLERIGG MASTER INVESTMENTS LTD.

                                      By: Sandell Asset Management Corp.
                                              As Investment Manager

                                          By:  /s/ Thomas E. Sandell
                                             -----------------------------
                                             Thomas E. Sandell
                                             Title: Chief Executive Officer


                                    SANDELL ASSET MANAGEMENT CORP.

                                          By:  /s/ Thomas E. Sandell
                                             -----------------------------
                                             Thomas E. Sandell
                                             Title: Chief Executive Officer


                                    CASTLERIGG INTERNATIONAL LIMITED

                                          By: Sandell Asset Management Corp.
                                              As Investment Manager

                                          By:  /s/ Thomas E. Sandell
                                             -----------------------------
                                             Thomas E. Sandell
                                             Title: Chief Executive Officer


                                    CASTLERIGG INTERNATIONAL HOLDINGS LIMITED

                                          By: Sandell Asset Management Corp.
                                              As Investment Manager

                                          By:  /s/ Thomas E. Sandell
                                             -----------------------------
                                             Thomas E. Sandell
                                             Title: Chief Executive Officer


                                          /s/ Thomas E. Sandell
                                          --------------------------------
                                          Thomas E. Sandell

                                 APPENDIX I
              TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS



Date of           Person          Amount of       Price per       Where and
transaction       effecting       securities      share or unit   how the
                  transaction     involved                        transaction
                                                                  was effected
---------------- --------------- --------------- --------------- ---------------
                                                                  Regular
                                                                  market
    01/18/05           SAMC                3,000        17.34000  transaction
---------------- --------------- --------------- --------------- ---------------
                                                                  Regular
                                                                  market
    01/20/05           SAMC                4,000        18.15000  transaction
---------------- --------------- --------------- --------------- ---------------
                                                                  Regular
                                                                  market
    01/21/05           SAMC                6,500        18.00000  transaction
---------------- --------------- --------------- --------------- ---------------
                                                                  Regular
                                                                  market
    01/21/05           SAMC                6,100        18.00000  transaction
---------------- --------------- --------------- --------------- ---------------
                                                                  Regular
                                                                  market
    01/24/05           SAMC              188,200        17.99000  transaction
---------------- --------------- --------------- --------------- ---------------
                                                                  Regular
                                                                  market
    01/25/05           SAMC              193,200        17.94990  transaction
---------------- --------------- --------------- --------------- ---------------
                                                                  Regular
                                                                  market
    01/26/05           SAMC               17,800        17.97660  transaction
---------------- --------------- --------------- --------------- ---------------
                                                                  Regular
                                                                  market
    01/26/05           SAMC                1,000        18.03000  transaction
---------------- --------------- --------------- --------------- ---------------
                                                                  Regular
                                                                  market
    01/28/05           SAMC               21,200        18.07450  transaction
---------------- --------------- --------------- --------------- ---------------
                                                                  Regular
                                                                  market
    01/31/05           SAMC               15,600        18.19820  transaction
---------------- --------------- --------------- --------------- ---------------
                                                                  Regular
                                                                  market
    01/31/05           SAMC                4,000        18.06000  transaction
---------------- --------------- --------------- --------------- ---------------
                                                                  Regular
                                                                  market
    02/08/05           SAMC              100,000        18.60000  transaction
---------------- --------------- --------------- --------------- ---------------
                                                                  Regular
                                                                  market
    02/09/05           SAMC               24,600        18.41690  transaction
---------------- --------------- --------------- --------------- ---------------
                                                                  Regular
                                                                  market
    02/09/05           SAMC              100,000        18.45940  transaction
---------------- --------------- --------------- --------------- ---------------
                                                                  Regular
                                                                  market
    02/10/05           SAMC              125,400        18.40230  transaction
---------------- --------------- --------------- --------------- ---------------
                                                                  Regular
                                                                  market
    02/10/05           SAMC               32,800        18.33510  transaction
---------------- --------------- --------------- --------------- ---------------
                                                                  Regular
                                                                  market
    02/11/05           SAMC              157,400        18.09030  transaction
---------------- --------------- --------------- --------------- ---------------
                                                                  Regular
                                                                  market
    02/14/05           SAMC               46,100        17.96520  transaction
---------------- --------------- --------------- --------------- ---------------
                                                                  Regular
                                                                  market
    02/14/05           SAMC               50,000        17.97300  transaction
---------------- --------------- --------------- --------------- ---------------
                                                                  Regular
                                                                  market
    02/14/05           SAMC              150,000        17.98170  transaction
---------------- --------------- --------------- --------------- ---------------
                                                                  Regular
                                                                  market
    02/15/05           SAMC               80,500        17.98350  transaction
---------------- --------------- --------------- --------------- ---------------
                                                                  Regular
                                                                  market
    02/16/05           SAMC               73,300        17.96670  transaction
---------------- --------------- --------------- --------------- ---------------
                                                                  Regular
                                                                  market
    02/16/05           SAMC               10,000        18.09000  transaction
---------------- --------------- --------------- --------------- ---------------
                                                                  Regular
                                                                  market
    02/17/05           SAMC               35,700        18.10000  transaction
---------------- --------------- --------------- --------------- ---------------
                                                                  Regular
                                                                  market
    02/18/05           SAMC               84,300        18.08910  transaction
---------------- --------------- --------------- --------------- ---------------
                                                                  Regular
                                                                  market
    02/22/05           SAMC              188,500        18.09800  transaction
---------------- --------------- --------------- --------------- ---------------
                                                                  Regular
                                                                  market
    02/23/05           SAMC               49,600        17.92540  transaction
---------------- --------------- --------------- --------------- ---------------
                                                                  Regular
                                                                  market
    02/23/05           SAMC               65,500        18.16090  transaction
---------------- --------------- --------------- --------------- ---------------
                                                                  Regular
                                                                  market
    03/04/05           SAMC               58,700        19.06810  transaction
---------------- --------------- --------------- --------------- ---------------
                                                                  Regular
                                                                  market
    03/07/05           SAMC              100,000        19.12000  transaction
---------------- --------------- --------------- --------------- ---------------
                                                                  Regular
                                                                  market
    03/08/05           SAMC               14,100        19.09940  transaction
---------------- --------------- --------------- --------------- ---------------
                                                                  Regular
                                                                  market
    03/09/05           SAMC               88,600        19.01000  transaction
---------------- --------------- --------------- --------------- ---------------
                                                                  Regular
                                                                  market
    03/09/05           SAMC               10,000        19.05000  transaction
---------------- --------------- --------------- --------------- ---------------
                                                                  Regular
                                                                  market
    03/10/05           SAMC              310,000        18.95000  transaction
---------------- --------------- --------------- --------------- ---------------
                                                                  Regular
                                                                  market
    03/10/05           SAMC               26,000        19.03000  transaction
---------------- --------------- --------------- --------------- ---------------

                                APPENDIX II
                           JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock of Gencorp Inc. dated as of March 16, 2005 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

     Dated:  March 16, 2005         CASTLERIGG MASTER INVESTMENTS LTD.

                                      By: Sandell Asset Management Corp.
                                              As Investment Manager

                                          By:  /s/ Thomas E. Sandell
                                             -----------------------------
                                             Thomas E. Sandell
                                             Title: Chief Executive Officer


                                    SANDELL ASSET MANAGEMENT CORP.

                                          By:  /s/ Thomas E. Sandell
                                             -----------------------------
                                             Thomas E. Sandell
                                             Title: Chief Executive Officer


                                    CASTLERIGG INTERNATIONAL LIMITED

                                          By: Sandell Asset Management Corp.
                                              As Investment Manager

                                          By:  /s/ Thomas E. Sandell
                                             -----------------------------
                                             Thomas E. Sandell
                                             Title: Chief Executive Officer


                                    CASTLERIGG INTERNATIONAL HOLDINGS LIMITED

                                          By: Sandell Asset Management Corp.
                                              As Investment Manager

                                          By:  /s/ Thomas E. Sandell
                                             -----------------------------
                                             Thomas E. Sandell
                                             Title: Chief Executive Officer


                                          /s/ Thomas E. Sandell
                                          --------------------------------
                                          Thomas E. Sandell

                                APPENDIX III
                                ------------

                             POWER OF ATTORNEY
                             -----------------

KNOW ALL MEN BY THESE PRESENTS, that Castlerigg Master Investments Ltd., whose signature appears below, constitutes and appoints each of James A. Cacioppo, Timothy O'Brien, Michael R. Fischer and Richard A. Gashler as its attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits and appendices thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each said attorney-in-fact may do or cause to be done by virtue hereof.

     Dated:  March 16, 2005         CASTLERIGG MASTER INVESTMENTS LTD.

                                      By: Sandell Asset Management Corp.
                                              As Investment Manager

                                          By:  /s/ Thomas E. Sandell
                                             -----------------------------
                                             Thomas E. Sandell
                                             Title: Chief Executive Officer


                             POWER OF ATTORNEY
                             -----------------

KNOW ALL MEN BY THESE PRESENTS, that Sandell Asset Management Corp., whose signature appears below, constitutes and appoints each of James A. Cacioppo, Timothy O'Brien, Michael R. Fischer and Richard A. Gashler as its attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits and appendices thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each said attorney-in-fact may do or cause to be done by virtue hereof.

        Dated:  March 16, 2005            SANDELL ASSET MANAGEMENT CORP.


                                          By:/s/ Thomas E. Sandell
                                             -----------------------------
                                             Thomas E. Sandell
                                             Title: Chief Executive Officer

                             POWER OF ATTORNEY
                             -----------------

KNOW ALL MEN BY THESE PRESENTS, that Castlerigg International Limited, whose signature appears below, constitutes and appoints each of James A. Cacioppo, Timothy O'Brien, Michael R. Fischer and Richard A. Gashler as its attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits and appendices thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each said attorney-in-fact may do or cause to be done by virtue hereof.

     Dated:  March 16, 2005         CASTLERIGG INTERNATIONAL LIMITED

                                      By: Sandell Asset Management Corp.
                                              As Investment Manager

                                          By:  /s/ Thomas E. Sandell
                                             -----------------------------
                                             Thomas E. Sandell
                                             Title: Chief Executive Officer


                             POWER OF ATTORNEY
                             -----------------

KNOW ALL MEN BY THESE PRESENTS, that Castlerigg International Holdings Limited, whose signature appears below, constitutes and appoints each of James A. Cacioppo, Timothy O'Brien, Michael R. Fischer and Richard A. Gashler as its attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits and appendices thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each said attorney-in-fact may do or cause to be done by virtue hereof.

     Dated:  March 16, 2005         CASTLERIGG INTERNATIONAL HOLDINGS LIMITED

                                      By: Sandell Asset Management Corp.
                                              As Investment Manager

                                          By:  /s/ Thomas E. Sandell
                                             -----------------------------
                                             Thomas E. Sandell
                                             Title: Chief Executive Officer

                             POWER OF ATTORNEY
                             -----------------

KNOW ALL MEN BY THESE PRESENTS, that Thomas E. Sandell, whose signature appears below, constitutes and appoints each of James A. Cacioppo, Timothy O'Brien, Michael R. Fischer and Richard A. Gashler as his attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits and appendices thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each said attorney-in-fact may do or cause to be done by virtue hereof.

        Dated:  March 16, 2005

                                                    /s/ Thomas E. Sandell
                                                    --------------------------
                                                    Thomas E. Sandell

                                APPENDIX IV
                                -----------

              INFORMATION REGARDING THE INSTRUCTION C PERSONS

           CASTLERIGG MASTER INVESTMENTS LTD. EXECUTIVE OFFICERS

     ---------------------------- --------------------------------------------

                Name                                 Title

     ---------------------------- --------------------------------------------

      NONE

     ---------------------------- --------------------------------------------

                CASTLERIGG MASTER INVESTMENTS LTD. DIRECTORS

     The following table sets forth the name, and mailing address (business or residence), of each of the directors of Castlerigg Master Investments Ltd., and the principal occupation and citizenship of each of those directors who are natural persons.

----------------------- ------------------- -------------------------- --------------------------
         Name               Principal                Address                  Citizenship
                            Occupation

----------------------- ------------------- -------------------------- --------------------------
Thomas E. Sandell       Portfolio Manager   40 West 57th Street,       Sweden
                                            26th Floor
                                            New York, NY  10019
----------------------- ------------------- -------------------------- --------------------------
Daniel Mignon           Portfolio Manager   Le Prince de Galles        Belgium
                                            10 Avenue de
                                            Grande-Bretagne
                                            MC-98000 Monte-Carlo
                                            MONACO
----------------------- ------------------- -------------------------- --------------------------
InterCaribbean          N/A                 c/o Citco BVI Limited      N/A
Services Ltd.                               Citco Building
                                            Wickhams Cay
                                            PO Box 662
                                            Road Town, Tortola
                                            British Virgin Islands
----------------------- ------------------- -------------------------- --------------------------


            CASTLERIGG INTERNATIONAL LIMITED EXECUTIVE OFFICERS

     ---------------------------- --------------------------------------------

                Name                                 Title

     ---------------------------- --------------------------------------------

      NONE

     ---------------------------- --------------------------------------------

                 CASTLERIGG INTERNATIONAL LIMITED DIRECTORS

     The following table sets forth the name and mailing address (business or residence) of each of the directors of Castlerigg Master International Limited and the principal occupation and citizenship of each of those directors who are natural persons.

----------------------- ------------------- -------------------------- --------------------------
         Name               Principal                Address                  Citizenship
                            Occupation

----------------------- ------------------- -------------------------- --------------------------
Thomas E. Sandell       Portfolio Manager   40 West 57th Street,       Sweden
                                            26th Floor
                                            New York, NY  10019
----------------------- ------------------- -------------------------- --------------------------
Daniel Mignon           Portfolio Manager   Le Prince de Galles        Belgium
                                            10 Avenue de
                                            Grande-Bretagne
                                            MC-98000 Monte-Carlo
                                            MONACO
----------------------- ------------------- -------------------------- --------------------------
InterCaribbean          N/A                 c/o Citco BVI Limited      N/A
Services Ltd.                               Citco Building
                                            Wickhams Cay
                                            PO Box 662
                                            Road Town, Tortola
                                            British Virgin Islands
----------------------- ------------------- -------------------------- --------------------------

        CASTLERIGG INTERNATIONAL HOLDINGS LIMITED EXECUTIVE OFFICERS

     ---------------------------- --------------------------------------------

                Name                                 Title

     ---------------------------- --------------------------------------------

      NONE

     ---------------------------- --------------------------------------------

            CASTLERIGG INTERNATIONAL HOLDINGS LIMITED DIRECTORS

     The following table sets forth the name mailing address (business or residence) present principal occupation or employment and citizenship of each of the directors of Castlerigg International Holdings Limited.

----------------------- ------------------- -------------------------- --------------------------
         Name               Principal                Address                  Citizenship
                            Occupation

----------------------- ------------------- -------------------------- --------------------------
Thomas E. Sandell       Portfolio Manager   40 West 57th Street,       Sweden
                                            26th Floor
                                            New York, NY  10019
----------------------- ------------------- -------------------------- --------------------------
Daniel Mignon           Portfolio Manager   Le Prince de Galles        Belgium
                                            10 Avenue de
                                            Grande-Bretagne
                                            MC-98000 Monte-Carlo
                                            MONACO
----------------------- ------------------- -------------------------- --------------------------
InterCaribbean          N/A                 c/o Citco BVI Limited      N/A
Services Ltd.                               Citco Building
                                            Wickhams Cay
                                            PO Box 662
                                            Road Town, Tortola
                                            British Virgin Islands
----------------------- ------------------- -------------------------- --------------------------


             SANDELL ASSET MANAGEMENT CORP. EXECUTIVE OFFICERS

     The following table sets forth the name, title, principal occupation and citizenship of each of the executive officers of Sandell Asset Management Corp.. The business address of each person named below is 40 West 57th Street, 26th Floor, New York, N.Y. 10019. In each case, the principal occupation is represented by the person's title.

     ---------------------- ---------------------------------- ---------------------------------

             Name                         Title                          Citizenship

     ---------------------- ---------------------------------- ---------------------------------
     Thomas E. Sandell      Chairman of the Board of           Sweden
                            Directors
                            Chief Executive Officer and
                            Co-Portfolio Manager

     ---------------------- ---------------------------------- ---------------------------------
     James A. Cacioppo      President and Co-Portfolio         United States of America
                            Manager
     ---------------------- ---------------------------------- ---------------------------------
     Timothy O'Brien        Chief Financial Officer            United States of America
     ---------------------- ---------------------------------- ---------------------------------
     Michael R. Fischer     General Counsel and Secretary      Germany
     ---------------------- ---------------------------------- ---------------------------------


                  SANDELL ASSET MANAGEMENT CORP. DIRECTORS

     The following table sets forth the name mailing address (business or residence) present principal occupation or employment and citizenship of each of the directors of Sandell Asset Management Corp.

----------------------- ------------------- -------------------------- --------------------------
         Name               Principal                Address                  Citizenship
                            Occupation

----------------------- ------------------- -------------------------- --------------------------
Thomas E. Sandell       Portfolio Manager   40 West 57th Street,       Sweden
                                            26th Floor
                                            New York, NY  10019
----------------------- ------------------- -------------------------- --------------------------
Daniel Mignon           Portfolio Manager   Le Prince de Galles        Belgium
                                            10 Avenue de
                                            Grande-Bretagne
                                            MC-98000 Monte-Carlo
                                            MONACO
----------------------- ------------------- -------------------------- --------------------------